SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CASTLE BANCGROUP, INC.
-------------------------------------
(Name of Issuer)


COMMON STOCK, $.33 par value
--------------------------------------
(Title of Class of Securities)


14842P107
-------------------------------------
(CUSIP Number)


Victoria S. Maher
Vice President and Controller
121 W. Lincoln Hwy.
DeKalb, IL. 60115
--------------------------------------
Victoria S. Maher
Vice President and Controller
121 W. Lincoln Hwy.
DeKalb, IL. 60115


November 4, 1997
--------------------------------------
(Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule becasue of  Rule 13d-1(b) (3) or (4), check the following box:   /   /


1.  Name of Reporting Person

    Ernest A. Basler

2.  Check the Appropriate Box if a Member of a Group      (a)  /   /

    Not Applicable                                         (b)  / X /

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds:         PF

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2 (d) or

    2 (e)          /   /

--------------------------------------------------------------------------------

6.  Citizenship of Place of Organization:   USA

--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

7.  Sole Voting Power:                 37,488

8.  Shared Voting Power:               106,025

9.  Sole Dispositive Power:            37,488

10. Shared Dispositive Power:          106,025

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:    143,513

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares   /   /

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)          6.7%

--------------------------------------------------------------------------------

14. Type of Reporting Person:          IN

--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER

The class of equity securities to which this statement relates is the Common Stock, $.33 par value (the "Common Stock"), or Castle BancGroup, Inc., a Delaware corporation, located at 121 W. Lincoln Hwy. DeKalb, Il. 60115.


ITEM 2.       IDENTITY AND BACKGROUND

(a) Name:                  Ernest A. Basler

(b) Residence:             515 East Fourth Street

                           Sandwich, Il. 60548-1715

(c) Present Occupation:    Retired

(d) In the last five years, Mr. Basler has not been convicted in a criminal proceeding.

(e) In the last five years, Mr. Basler has not been a party to a civil proceeding.

(f)                        United States of America Citizen


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds have been used in the acquisition of all shares. Funds were not borrowed to finance the share purchases.

The purchase activity of Mr. Basler has not been previously report.  Basler is a participant in the CBI Stock Benefit Plan (Stock Option Plan-defined as "Plan"). On February 9, 1995, 8,000 options were granted to Basler. Basler retired from the Sandwich State Bank, a wholly owned subsidiary of CBI, on 12/31/96. At retirement, all options became fully exercisable and require an exercise within two years of the retirement date. The exercise price on all
options is  $14 per share.   Prior to his retirement, Basler participated in the
CBI Employee Stock Purchase Plan (ESPP) and 488 shares remain in the Plan under his individual ownership. Mr. Basler owns shares 29,000 individually and 106,025 jointly with his wife, Shirley Basler (JTWROS). Mr. Basler has not had any purchase activity in the prior twelve calendar months.


ITEM 4.       PURPOSE OF TRANSACTION

This is an original Schedule 13D filing for Mr. Basler. No specific purchase is reported herein. Mr. Basler, individually, jointly, or as trustee, may, in the future, purchase additional shares of the Company's common stock or dispose of such shares by sale, gift, or otherwise. Mr. Basler has no present plans or proposals which relate to or would result in any actions listed in paragraphs
(a) thru (j) of the Item 4 instructions.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

(a) All shares are owned for long term investment purpsoses. Including the above noted options, Mr. Basler owns beneficially 143,513 shares (6.7%) of the Company's outstanding common stock, consisting of the following: (1) 37,488 shares owned individually by Mr. Basler; (2) 106,025 shares owned jointly by Mr. Basler with his wife Shirley M. Basler. The figures in this paragraph exclude 12,000 shares owned individually by Shirley M. Basler, as to which Mr. Basler disclaims beneficial ownership.

(b) Mr. Basler has sole power to vote and dispose of 37,488 shares and shared voting and investment power with Shirley M. Basler (wife of Mr. Basler) as to 106,025 shares. The residential address of Shirley M. Basler is the same as
paragraph ITEM 2 (b) above.   Shirley M. Basler is also retired.  Shirley M.
Basler is a citizen of the United States of America. In the last five years, she has not been involved in any of the matters described in Item 2(d) or (e).

(c) There have been no transactions in the last sixty days by Mr. Basler.

(d) Not Applicable

(e) Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 4, 1997

                                       /s/ Ernest A. Basler
                                       --------------------------------
                                       Ernest A. Basler